UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e4)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

GERDAU S.A.

(Name of Subject Company (Issuer))

GERDAU S.A.
GERDAU AMERISTEEL CORPORATION
GERDAU MACSTEEL INC.

(Filing Person (Offeror))

Options to Purchase Preferred Shares, no par value per share, represented by American Depository Shares

Stock Appreciation Rights (SARs) with respect to Preferred Shares, no par value per share, represented by American
Depositary Shares

(Title of Class of Securities)

373737105

(CUSIP Number of Class of Securities)

(American Depositary Shares underlying Options and SARs)

Gerdau Long Steel North America

Attention: Santiago Gil

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

(813) 207-2300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Hill, Ward & Henderson, P.A.

Attention: David S. Felman

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$26,741,643	$3,444.32

*             Estimated solely for purposes of determining the filing fee.  The Calculation of the Transaction Valuation assumes that all outstanding (i) stock options to purchase Preferred Shares represented by American Depository Shares and (ii) stock appreciation rights with respect to Preferred Shares represented by American Depository Shares that are eligible for exchange in the offer will be exchanged pursuant to the offer.  These stock options and SARs cover an aggregate of 8,557,306 American Depository Shares and have an aggregate value of $26,741,643 as of September 20, 2013, calculated using a trinomial pricing model.

**       The amount of filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, equals $128.80 per $1,000,000 of aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,444.32

Form or Registration No.: Schedule TO

Filing Party: Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Macsteel, Inc.

Date Filed: October 21, 2013

☐                                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rules provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Gerdau S.A. (the “Issuer”), Gerdau Ameristeel Corporation (“Ameristeel”), and Gerdau Macsteel, Inc. (“Macsteel,” and collectively with Gerdau S.A. and Ameristeel, the “Filing Persons” or “Gerdau”) with the Securities and Exchange Commission on October 21, 2013, as previously amended on October 30, 2013, November 12, 2013 and November 19, 2013 (as previously amended, the “Schedule TO-I”).  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO-I that are being amended and restated, and unaffected items and exhibits are not included herein.

The Schedule TO-I and this Amendment No. 4 relate to a one-time stock option and stock appreciation rights (“SARs”) exchange program pursuant to which the Filing Persons offered (the “Offer”) certain current and former employees of Ameristeel and Macsteel the opportunity to exchange certain stock options and SARs relating to an aggregate of 8,679,346 American Depositary Shares (“ADSs”) of the Issuer, which were granted under equity incentive plans.  The Offer expired at 4:00 p.m., Eastern Time, on November 19, 2013.  This Amendment No. 4 represents the final amendment to the Schedule TO-I and satisfies the reporting requirements of Rule 13e-4(c)(4) of the Exchange Act.

ITEM 4.                        TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO-I is hereby amended and supplemented to add the following information:

“The stock option and SAR exchange offer expired on November 19, 2013 at 4:00 p.m. Eastern Time.  A total of 233 eligible employees accepted the stock option and SAR exchange offer.  Pursuant to the terms and conditions of the offer, Gerdau accepted for exchange options to purchase an aggregate of 538,747 ADSs and SARs relating to an aggregate of 5,914,523 ADSs, which together represents approximately 87% of eligible options and SARs as of the completion date.  All surrendered options and SARs are being canceled and, in exchange for such securities, Gerdau is delivering a total of 2,312,219 RSUs to active employees in the United States, 206,718 shares of restricted stock to active employees in Canada and 62,135 ADSs to retirees, all under the Plan.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERDAU S.A.

	By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Secretary

GERDAU AMERISTEEL CORPORATION

	By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

GERDAU MACSTEEL, INC.

	By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

Date: November 21, 2013

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